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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 8, 2008

GOLD CREST MINES, INC.

(Exact name of registrant as specified in its charter)

Nevada	**000-52392**	**82-0290112**
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification Number)

10807 E Montgomery Dr. Suite #1 Spokane Valley, WA	**99206**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 893-0171**

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry Into a Material Definitive Agreement**

On May 8, 2008, Kisa Gold Mining, Inc., an Alaska corporation ("Kisa"), a wholly-owned subsidiary of Gold Crest Mines, Inc., (the "Company") executed three separate joint venture agreements dated May 5, 2008 with Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation (NYSE: NEM)). These agreements call for Newmont to explore for gold deposits on Kisa's AKO and Luna claim groups covering approximately 15,200 acres located in the Kuskokwim region of southwestern Alaska approximately 120 miles south of the Donlin Creek deposit. Newmont has additionally signed a third joint venture agreement on Kisa's Chilly claim group covering approximately 7,040 acres located in the Buckstock mountains approximately 75 miles northeast of the AKO and Luna claim groups.

Under the terms of the joint venture agreements, in the Phase-I Earn-In, Newmont can earn a 51% interest in Kisa's properties by completing the following on each property:
- Spending $3,000,000 in Qualifying Work Expenditures on or before December 31, 2011.
- Completing a minimum of 3,000 meters of drilling on or before December 31, 2011.
- Make cash payments to Kisa of $25,000 on or before January 15, 2009 and $50,000 on or before January 15, 2010.
- Make all annual rents and work assessments necessary to keep the claims in good standing with the state of Alaska.
- Newmont will be the operator of the proposed joint ventures.

Newmont has the option to increase its interest to 70% in the Phase-II Earn-In by completing the following on each property:
- Spending an additional $6,000,000 in Qualifying Work Expenditures on or before December 31, 2015.
- Completing a minimum of an additional 3,000 meters of drilling on or before December 31, 2015.

In the event a decision is made to build a mine on any property, either company may elect to have Newmont provide all the financing for the mine in return for Newmont receiving an additional 10% interest in that property. Kisa would repay Newmont with interest from Kisa's share of future profits from that mine.

Item 8.01   **Other Events**

On May 12, 2008, the Company issued a press release announcing that Gold Crest Mines, Inc., (the "Company") through its wholly-owned subsidiary Kisa Gold Mining, Inc., an Alaska corporation ("Kisa") has signed three separate Venture Agreements with Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation (NYSE: NEM).

A copy of the Press Release is attached hereto as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits**

(d) *Exhibits*

99.1   Press Release of Gold Crest Mines, Inc. dated May 12, 2008.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD CREST MINES, INC.

By: <u>/s/ Thomas H. Parker</u>
         Thomas H. Parker
         President and CEO
Date: May 12, 2008

Exhibit 99.1



Gold Crest Mines, Inc.
10807 E. Montgomery Dr., Suite #1
Spokane, WA 99206

Phone (509) 893-0171
Fax (509) 893-0170

Gold Crest Mines, Inc. Forms Three Joint Ventures with Newmont

Spokane, Washington, May 12, 2008, For Immediate Release

Gold Crest Mines, Inc. (GCMN: OTCBB) is pleased to announce that on May 8, 2008, its wholly owned subsidiary Kisa Gold Mining, Inc. ("Kisa"), signed three separate joint venture agreements with Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation (NYSE: NEM). These agreements call for Newmont to explore for gold deposits on Kisa's AKO and Luna claim groups covering approximately 15,200 acres located in the Kuskokwim region of southwestern Alaska approximately 120 miles south of the Donlin Creek deposit. Newmont has additionally signed a third joint venture agreement on Kisa's Chilly claim group covering approximately 7,040 acres located in the Buckstock mountains approximately 75 miles northeast of the AKO and Luna claim groups.

Under the terms of the joint venture agreements, in the Phase-I Earn-In, Newmont can earn a 51% interest in Kisa's properties by completing the following on each property:

- Spending $3,000,000 in Qualifying Work Expenditures on or before December 31, 2011.
- Completing a minimum of 3,000 meters of drilling on or before December 31, 2011.
- Make cash payments to Kisa of $25,000 on or before January 15, 2009 and $50,000 on or before January 15, 2010.
- Make all annual rents and work assessments necessary to keep the claims in good standing with the state of Alaska.
- Newmont will be the operator of the proposed joint ventures.

Newmont has the option to increase its interest to 70% in the Phase-II Earn-In by completing the following on each property:

- Spending an additional $6,000,000 in Qualifying Work Expenditures on or before December 31, 2015.
- Completing a minimum of an additional 3,000 meters of drilling on or before December 31, 2015.

In the event a decision is made to build a mine on any property, either company may elect to have Newmont provide all the financing for the mine in return for Newmont receiving an additional 10% interest in that property. Kisa would repay Newmont with interest from Kisa's share of future profits from that mine.

Tom Parker, President and CEO for GCMN, commented, "We are pleased that one of the world's largest gold producers has recognized the potential on our claim groups. Newmont's entry into our projects validates GCMN's grass roots exploration approach in this prospective region. We look forward with anticipation to the results of the exploration program to be conducted by Newmont and to a successful exploration season."

Gold Crest Mines, Inc. is a junior gold exploration company with properties in Alaska and Idaho, and is a reporting company under the Securities and Exchange Act of 1934. GCMN is listed on the NASDAQ Electronic Bulletin Board (OTCBB) under the symbol "GCMN."

Further information about Gold Crest Mines, Inc. and its properties can be found at the Company's website at www.goldcrestminesinc.com.

For more information please contact:

Tom Parker   Chris Dail
President & CEO   Vice President, Exploration
Tel-509-893-0171   Tel-509-893-0171

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995:

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Information contained herein contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "should," "up to," "approximately," "likely," or "anticipates" or the negative thereof or given that the future results covered by such forward-looking statements will be achieved. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, there is no assurance that past mining activities on the Company's leases are indicative that any proven or probable reserves exist on the claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only for the date the statement was made. Investors should carefully consider the preceding information as well as information contained in any news release before making any investment in the shares of the company. Gold Crest Mines, Inc. undertakes no obligation to update any forward-looking statements.